UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Stabilis Solutions, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

85236P 101
(CUSIP Number)

J. Casey Crenshaw 1655 Louisiana Street Beaumont, Texas 77701 409-833-2665
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 85236P 101
(1)	Names of Reporting Persons
	JCH Crenshaw Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)			OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(6)	Citizenship or Place of Organization		Texas, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	0
		(8)	Shared Voting Power	368,511
		(9)	Sole Dispositive Power	0
		(10)	Shared Dispositive Power	368,511
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			368,511
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(13)	Percent of Class Represented by Amount in Row (11)			2.2% (1)
(14)	Type of Reporting Person (See Instructions)			OO

(1) Calculated based upon 16,896,626 shares of common stock (“Common Stock”), par value $0.001 of Stabilis Solutions, Inc. (the “Company) deemed to be outstanding as of March 9, 2021, as reported in the Company’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 16, 2021 (the “Form 10-K”).

2

CUSIP No. 85236P 101
(1)	Names of Reporting Persons
	LNG Investment Company, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)			OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(6)	Citizenship or Place of Organization		Texas, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	0
		(8)	Shared Voting Power	12,580,808
		(9)	Sole Dispositive Power	0
		(10)	Shared Dispositive Power	12,580,808
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			12,580,808
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(13)	Percent of Class Represented by Amount in Row (11)			74.5% (1)
(14)	Type of Reporting Person (See Instructions)			OO

(1) Calculated based upon 16,896,626 shares of Common Stock deemed to be outstanding as of March 9, 2021, as reported in the Form 10-K.

3

CUSIP No. 85236P 101
(1)	Names of Reporting Persons
J. Casey Crenshaw
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)			OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(6)	Citizenship or Place of Organization		Texas, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	60,681
		(8)	Shared Voting Power	12,949,319 (1)
		(9)	Sole Dispositive Power	60,681
		(10)	Shared Dispositive Power	12,949,319 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			13,010,000 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(13)	Percent of Class Represented by Amount in Row (11)			77.0% (2)
(14)	Type of Reporting Person (See Instructions)			IN

(1) Includes (i) 368,511 shares of Common Stock currently held by JCH and (ii) 12,580,808 shares of Common Stock currently held by Holdings. J. Casey Crenshaw (“Mr. Crenshaw”) may be deemed to share voting and dispositive power over the securities held by each JCH and Holdings; thus, he may also be deemed to be the beneficial owner of these securities (See Item 5). Mr. Crenshaw disclaims any beneficial ownership of the securities owned by JCH and Holdings in excess of his pecuniary interest in such securities.

(2) Calculated based upon 16,896,626 shares of Common Stock deemed to be outstanding as of March 9, 2021, as reported in the Form 10-K.

CUSIP No. 85236P 101
(1)	Names of Reporting Persons
Stacey B. Crenshaw
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)			OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(6)	Citizenship or Place of Organization		Texas, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	0
		(8)	Shared Voting Power	13,010,000 (1)
		(9)	Sole Dispositive Power	0
		(10)	Shared Dispositive Power	13,010,000 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			13,010,000 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(13)	Percent of Class Represented by Amount in Row (11)			77.0% (2)
(14)	Type of Reporting Person (See Instructions)			IN

(1) Includes (i) 368,511 shares of Common Stock currently held by JCH, (ii) 12,580,808 shares of Common Stock currently held by Holdings and (iii) 60,681 shares of Common Stock currently held directly by Mr. Crenshaw. Mr. Crenshaw may be deemed to share voting and dispositive power over the securities held by each JCH and Holdings (See Item 5); thus, Stacey B. Crenshaw (“Ms. Crenshaw”), as the spouse of Mr. Crenshaw, may also be deemed to share voting and dispositive power over the securities held by each Mr. Crenshaw, JCH and Holdings. Ms. Crenshaw disclaims any beneficial ownership of the securities owned by her spouse.

(2) Calculated based upon 16,896,626 shares of Common Stock deemed to be outstanding as of March 9, 2021, as reported in the Form 10-K.

Explanatory Note

This Amendment No. 13 to the Statement on Schedule 13D (this “Amendment No. 13”) is being filed with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Stabilis Solutions, Inc., a Florida corporation (the “Company”), to amend and supplement the Statement on Schedule 13D filed by JCH Crenshaw Holdings, LLC, a Texas limited liability company (“JCH”), and  J. Casey Crenshaw, a citizen of the State of Texas of the United States of America (“Mr. Crenshaw”) on May 14, 2012 (the “Original Schedule 13D”), as previously amended by Amendment No. 1 to the Original Schedule 13D filed on June 12, 2017 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed on August 4, 2017 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed on July 27, 2018 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed on August 7, 2018 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D filed on August 21, 2018 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D filed on November 11, 2018 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D filed on December 17, 2018 (“Amendment No. 7”), Amendment No. 8 to the Original Schedule 13D filed on December 28, 2018 (“Amendment No. 8”), Amendment No. 9 to the Original Schedule 13D filed on May 13, 2019 (“Amendment No. 9”), Amendment No. 10 to the Original Schedule 13D filed on August 6, 2019 (“Amendment No. 10”) by JCH, Mr. Crenshaw and LNG Investment Company, LLC, a Texas limited liability company (“Holdings”), Amendment No. 11 to the Original Schedule 13D filed on November 4, 2019 (“Amendment No. 11”) and Amendment No. 12 to the Original Schedule 13D filed on February 4, 2020 by JCH, Mr. Crenshaw, Holdings and Stacey B. Crenshaw, a resident of the State of Texas (“Ms. Crenshaw”) (“Amendment No. 12” and collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, and Amendment No. 11, the “Schedule 13D”), as specifically set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 13 is being filed to amend the information disclosed in the Schedule 13D as set forth herein. Except as set forth below, all previous Items are unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

Mr. Crenshaw acquired an aggregate of 49,681 shares of Common Stock using personal funds, for total consideration of $358,314, in a series of open market purchases between March 12, 2021 and March 17, 2021.

Any purchases under the Plan (as defined in Item 6 below) are expected to be made using personal funds of Mr. Crenshaw.

Item 4. Purpose of Transaction.

The information provided or incorporated by reference in Item 6 is hereby incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows.

(a)-(b) The aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons calculated based upon 16,896,626 shares of Common Stock deemed to be outstanding as of March 9, 2021, as reported in the Company’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 16, 2021, is as follows:

	Common Stock		Warrants		Percent of
Name	Sole	Shared	Sole	Shared	Class
JCH	0	368,511	0	0	2.2%
Holdings	0	12,580,808	0	0	74.5%
Mr. Crenshaw	60,681	12,949,319	0	0	77.0%
Ms. Crenshaw	0	13,010,000	0	0	77.0%

Mr. Crenshaw may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by each of JCH and Holdings by virtue of being the sole managing member of JCH and the sole manager of Holdings. Ms. Crenshaw may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares of Common Stock owned by each of Mr. Crenshaw, JCH and Holdings by virtue of being the spouse of Mr. Crenshaw. Each of Mr. Crenshaw and Ms. Crenshaw disclaims beneficial ownership of the reported securities except to the extent of his or her pecuniary interest therein, and this Schedule 13D shall not be deemed an admission that Mr. Crenshaw or Ms. Crenshaw is the beneficial owner of the reported securities for purposes of Section 16 or for any other purpose.

(c)   Except as set forth below, there have been no reportable transactions with respect to the Common Stock by the Reporting Persons during the past 60 days.

Identity of Reporting Person Effecting Transaction:	Date of Transaction:	Amount of Securities Involved:	Average Price Per Share:	Type of Transaction:	Where and How Transaction Effected:
Mr. Crenshaw	March 12, 2021	43,500	$7.2136	Acquisition	Open Market Purchase
Mr. Crenshaw	March 17, 2021	6,181	$7.2033	Acquisition	Open Market Purchase

(d)   Except as otherwise described herein, and to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock deemed to be beneficially owned by them.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows:

Entry into a Rule 10b5-1/10b-18 Purchase Plan Agreement

On March 22, 2021, Mr. Crenshaw entered into a Rule 10b5-1/10b-18 Purchase Plan Agreement  (the “Plan”) with Roth Capital Partners, LLC (the “Broker”), pursuant to which the Broker is authorized and directed to purchase, on behalf of Mr. Crenshaw, shares of Common Stock for maximum aggregate consideration of $600,000 (exclusive of Broker commissions), subject to certain volume and pricing thresholds and compliance with the conditions of Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The amount and timing of any share purchases may vary and will be determined based on market conditions, share price and other factors. The Broker will cease purchasing Common Stock under the Plan on the earliest to occur of (i) May 21, 2021; (ii) the date that the aggregate number of shares of Common Stock purchased by the Broker reaches the specified purchase limit; (iii) the date Mr. Crenshaw or the Broker gives notice of termination pursuant to the terms of the Plan; (iv) the existence of any legal or regulatory restriction that would prohibit any purchase pursuant to the Plan; (v) the public announcement of any merger, acquisition, or similar transaction relating to Mr. Crenshaw; (vi) the commencement of any voluntarily or involuntary case or other proceeding seeking liquidation, reorganization or other relief with respect to Mr. Crenshaw under any bankruptcy, insolvency or similar law or seeking the appointment of a trustee or similar official with respect to Mr. Crenshaw, or the taking of any corporate action by Mr. Crenshaw to authorize or commence any of the foregoing and (vii) the failure of Mr. Crenshaw to comply with certain covenants set forth in the Plan. The Plan will not require Mr. Crenshaw to purchase any specific number of shares of Common Stock, and may be modified, suspended or terminated at any time without notice, to the extent permitted by law and the Company’s insider trading policy. Share purchases made under the Plan will not impact total shares of Common Stock outstanding. A copy of the Plan is filed as Exhibit B hereto and the foregoing description of the Plan is qualified in its entirety by reference to the Plan.

Expiration of Warrants

As previously described in the Schedule 13D, JCH held (i) eight-year warrants purchased pursuant to the Securities Purchase Agreement and the Warrant to Purchase Shares of Common Stock, dated May 2, 2012, at an exercise price of $6.00 per share and repriced pursuant to the Repricing Agreement at an exercise price of $2.72 per share (the “Series A Warrants”) and (ii) eight-year warrants purchased pursuant to the Securities Purchase Agreement and the Warrant to Purchase Shares of Common Stock, dated May 2, 2012, at an exercise price of $7.00 per share and repriced pursuant to the Repricing Agreement at an exercise price of $3.17 per share (the “Series B Warrants”). The Series A Warrants and the Series B Warrants each expired in accordance with their terms, for no consideration.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following:

Exhibit A*:	Joint Filing Agreement.

Exhibit B*:	Joint 10b5-1/10b-18 Purchase Plan Agreement, dated as of March 22, 2021, by and between Casey Crenshaw and Roth Capital Partners, LLC.

* Filed herewith

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 1, 2021	JCH CRENSHAW HOLDINGS, LLC

	By:	/s/ J. Casey Crenshaw
	Name:	J. Casey Crenshaw
	Title:	President

LNG INVESTMENT COMPANY, LLC

	By:	/s/ J. Casey Crenshaw
	Name:	J. Casey Crenshaw
	Title:	Manager

/s/ J. Casey Crenshaw
J. Casey Crenshaw

/s/ Stacey B. Crenshaw
Stacey B. Crenshaw

Exhibit Index

Exhibit A*:	Joint Filing Agreement.

Exhibit B*:	Joint 10b5-1/10b-18 Purchase Plan Agreement, dated as of March 22, 2021, by and between Casey Crenshaw and Roth Capital Partners, LLC.

*Filed herewith